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                                  EXHIBIT (12)




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                                                                    Exhibit (12)

                            CONSUMERS ENERGY COMPANY
           Ratio of Earnings to Fixed Charges and Preferred Securities
                          Dividends and Distributions
                              (Millions of Dollars)




                                                                                 Years Ended December 31 -
                                                                       (Restated) (Restated)
                                                                          2001       2000       1999     1998    1997
                                                                         -----      -----      -----    -----    -----
                                                                          (c)                             (b)



Earnings as defined (a)
Consolidated net income                                                  $ 199      $ 284      $ 340    $ 306    $ 321
Income taxes                                                                97        137        172      135      152

Exclude equity basis subsidiaries                                          (30)       (47)       (40)     (38)
                                                                                                                   (49)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $6,
  $2, $-, $1, and $1 million for
  years ended December 31, 2001, 2000,
  1999, 1998, and 1997, respectively                                       197        194        192      185      182
                                                                         -----      -----      -----    -----    -----
Earnings as defined                                                      $ 463      $ 568      $ 664    $ 588    $ 606
                                                                         =====      =====      =====    =====    =====
Fixed charges as defined (a)
Interest on long-term debt                                               $ 151      $ 141      $ 140    $ 138    $ 138
Estimated interest portion of lease rental                                  11         11         11       10        9
Other interest charges                                                      41         44         41       38       36
Preferred securities dividends and
  Distributions                                                             44         37         30       47       49
                                                                         -----      -----      -----    -----    -----
Fixed charges as defined                                                 $ 247      $ 233      $ 222    $ 233    $ 232
                                                                         =====      =====      =====    =====    =====
Ratio of earnings to fixed charges and
 preferred securities dividends and distributions                         1.87       2.44       2.99     2.52     2.61
                                                                         =====      =====      =====    =====    =====



NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change-in-accounting after-tax gain of $43 million; if included, ratio would be 2.81.

(c) Excludes a cumulative effect of change-in-accounting after-tax loss of $11 million; if included, ratio would be 1.81.